LANDAMERICA

2001 ANNUAL REPORT



STATEMENT OF BUSINESS

The year 2001 marked LandAmerica's tenth year of operation as an independent, public corporation. In October 1991, Universal Corporation of Richmond, Virginia spun off Lawyers Title Insurance Corporation forming Lawyers Title Corporation. In 1998, Lawyers Title Corporation acquired Commonwealth Land Title Insurance Company and Transnation Title Insurance Company, and named the company LandAmerica Financial Group, Inc. (NYSE: LFG).

Headquartered in Richmond, Virginia, LandAmerica is the parent company for some of the nation's largest, most respected title insurance providers. LandAmerica offers title insurance and real estate-related services through a number of subsidiary companies including:

American Title Group, Inc.
Commonwealth Land Title Company
Commonwealth Land Title Insurance Company
Commonwealth Land Title Insurance Company of New Jersey
Industrial Valley Title Insurance Company
Lawyers Title Company
Lawyers Title Insurance Corporation
Lawyers Title of Arizona, Inc.
Title Insurance Company of America
Transnation Title Insurance Company
Transnation Title Insurance Company of New York

LandAmerica companies also provide search and examination services and closing services for commercial and residential real estate transactions in Canada, Mexico, the Caribbean, and South America. LandAmerica customers include mortgage lenders, real estate developers and brokers, attorneys, and homebuyers.

Other LandAmerica subsidiaries, divisions or affiliates provide specialized services and ancillary products for real estate transactions. These companies include:

LandAmerica National Commercial Services, which operates from 18 major metropolitan areas throughout the U.S., provides commercial customers with coordinated title and real estate-related services on complex, multi-property transactions.

LandAmerica OneStop provides single-source coordination on title insurance and real estate services including document preparation, flood certifications, appraisals, surveys, home equity, credit and tax reporting, and home inspections and warranties.

LandAmerica Exchange Company offers products and services to facilitate tax-free property exchanges under Section 1031 of the Internal Revenue Code.

LandAmerica Information Company markets automated public record information for public and private use. Its small commercial and wireless division provides title report and insurance products for specialized commercial customers and the telecommunications industry.

LandMDA, a joint venture between LandAmerica and technology firm MacDonald Dettweiler, provides electronic current owner searches and property description reports.

LANDAMERICA

In 1991, after almost twenty-five years as a subsidiary company, Lawyers Title Insurance Corporation was spun off from its then parent company Universal Corporation, and became Lawyers Title Corporation.

In 1993, continuing improvement in operating results led to a three-for-two stock split and a 78% increase in per share value for the year.

In 1995, Lawyers Title Corporation common stock moved from the Nasdaq National Market System under the listing LTCO, to the New York Stock Exchange under the symbol LTI.



In 1998, Lawyers Title Corporation acquired from Reliance Insurance Company, Commonwealth Land Title Insurance Company and Transnation Title Insurance Company and formed LandAmerica Financial Group, Inc., NYSE: LFG.

In the first quarter of 2001, Reliance Insurance Company sold over 8 million shares of LandAmerica common stock through an underwritten public offering, enhancing the liquidity of LFG in the marketplace.

FINANCIAL HIGHLIGHTS

In thousands of dollars, except market price and per share data

	2001	2000
Revenues	$ 2,170,477	$ 1,802,405
Net Income (loss)	$ 60,266	$ (80,766)
Total Assets	$ 1,707,481	$ 1,618,957
Shareholders' Equity	$ 727,493	$ 664,100
Per common share amounts:		
Net Income	$ 3.42	$ (6.60)
Net Income assuming dilution	$ 3.24	$ (6.60)
Shareholders' Equity	$ 39.15	$ 40.99
Market price on December 31	$ 28.70	$ 40.38
52-week price range:		
High	$ 50.45	$ 42.94
Low	$ 23.20	$ 16.06

LANDAMERICA FINANCIAL GROUP VS. S&P 500 INDEX


+1000%
+800%
+600%
+400%
+200%
+0%
LFG
S&P 500
1992
1994
1996
1998
2000
2002

In 2001 LandAmerica marked our tenth year as an independent, publicly held company. As one of the nation's largest, most prominent title insurance providers, LandAmerica is proud to have consistently delivered value to our shareholders, and to have effectively managed our business throughout the real estate cycle. From our modest beginnings to our outstanding year 2001, LandAmerica remains committed to continuous improvement in the efficient transfer of real estate interests and the protection of those interests.

ECONOMIC CLIMATE

The effects of the economic climate on the real estate industry last year can best be described as unprecedented. As the economy cooled in 2000, all indicators pointed to a recession for 2001. And, while things started slowly in the first of the year, eleven successive reductions in interest rates kept 2001 home sales steady and sparked a refinance boom that provided for strong results.


OPERATING REVENUES
Year End 1992-2001
($ in millions)
$448.0
$484.4
$487.1
$467.4
$557.8
$622.8
$1799.5
$2000.0
$1751.3
$2119.5
1992
1993
1994
1995
1996
1997
1998
Acquisition
1999
2000
2001







While many prepared for a sharp downturn after the tragic events of September 11, real estate activity remained resilient, and refinance activity became even more robust. By year end 2001, new and existing home sales were up 3% from the prior year, average 30-year fixed-rate mortgages were below 7%, and refinance activity accounted for as much as 56% of all residential mortgage originations.

At LandAmerica, as our new order count rose to an annual all-time high of 1,069,000, we carefully managed our expenses by servicing these orders primarily through existing staff, overtime, and temporary help. We also made progress on continued infrastructure improvements as more back office functions were moved to centralized production facilities.

FINANCIAL STRENGTH

For 2001, LandAmerica's pro forma net income was $94.2 million, and fully diluted earnings per share on this basis were $5.06. The company produced record revenues of $2.1 billion and total assets increased to $1.7 billion.





In the fourth quarter of 2001, LandAmerica recorded a one-time, non-cash, after-tax charge of $7.2 million in conjunction with our decision to discontinue development of the enterprise production system known as TitleQuest. And, as we continued to reassess operations at LandAmerica OneStop, we recorded a one-time, non-cash after-tax charge of $25.7 million for intangibles associated with the Primis acquisition, as well as an additional charge of $1.1 million associated with severance and the closure of seven OneStop office locations.

Including exit and termination charges and write-off of intangibles and capitalized software, 2001 annual earnings were $60.3 million, or $3.24 per diluted share.

TECHNOLOGY

Last fall *Information Week* magazine ranked LandAmerica among the top 10% of the nation's IT innovators and influencers for the year. We received this recognition almost simultaneously as we made the decision to cease development of TitleQuest, one of our major technology product over the last 18 months. This only reinforces the precept that being a technology innovator includes the risk of making difficult, critical decisions when new technology outpaces your last, best and



PRO FORMA NET INCOME/CASH FLOW FROM OPERATIONS
Year End 1992-2001
($ in millions)
NET INCOME
CASH FLOW FROM OPERATIONS
$11.9
$19.3
$29.0
$18.8
$6.8
$6.4
$17.1
$18.3
$35.5
$33.2
$26.2
$18.8
$100.5
$165.1
$54.3
$104.8
$35.5
$85.7
$94.2
$140.5
1992
1993
1994
1995
1996
1997
1998*
Acquisition
1999
2000*
2001*

*Pro forma net income for 1998 excludes a pre-tax charge of $11.5 million ($7.5 million net of tax) for assimilation costs. Pro forma net income for 2000 excludes pre-tax charges of $177.8 million ($113.8 million after tax) for write-off of goodwill and $3.1 million ($2.0 million after tax) for exit and termination costs. Pro forma net income for 2001 excludes pre-tax charges of $51.4 million and $1.7 million ($32.9 million and $1.1 million, net of tax) for write-offs of intangibles and capitalized software and exit and termination costs.

brightest idea. We learned valuable lessons that will help guide us in future technology decisions. Moving forward, we are shifting our technology emphasis from enterprise development to integration and implementation of existing, proven software and technology tools. We believe that this strategy will allow us to focus on creating cost effective technology solutions that will benefit our customers and employees.


PRO FORMA DILUTED EARNINGS PER SHARE
Year End 1992–2001
$1.84
$4.19
$0.79
$1.69
$4.01
$2.84
$5.05
$2.79
$1.94
$5.06
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Internet technology continues to improve access to all types of information, especially that which is relevant to the real estate industry. As we broaden our perspective to market-oriented products and services, LandAmerica holds a strong position for the future dynamics of electronic real estate transactions.

In 2001, LandAmerica made an equity investment in RealEC Technologies, Inc., the real estate industry's leading e-commerce platform between mortgage originators and service providers. This investment extends our services to a broader audience and leverages our ability to provide bundled services such as title and closing services, appraisals, flood certifications, credit reporting, and home inspections.

Also during 2001, we expanded use of our proprietary and highly regarded *TitleWave* product, which allows LandAmerica agents to order, track, and receive title evidence via the Internet. And, through our joint venture with MacDonald Dettweiler, known as LandMDA, we extended the use of our *RapidTract* product to 75% of the Florida market. We also introduced *RapidTract* in California with continued expansion planned for the year 2002. For lenders, *RapidTract* delivers property reports in several hours, a process that used to take up to three days.





CORE BUSINESS DEVELOPMENT

As the parent company for three of the title industry's well-known brands, Commonwealth, Lawyers Title, and Transnation, as well as several others, LandAmerica's title insurance business remains at the core of everything we do. In conjunction with expanding our products and services, we also believe it is imperative to continue to expand and improve our title business.

Of particular note in 2001, were two commercial transactions for Lucent Technologies performed by our NCS office in Fairfield, Connecticut. The first transaction involved six properties in two states with a total policy liability over $1.3 billion. The second involved three properties for which LandAmerica provided over $223 million of title insurance.







Also during the year, LandAmerica entered into a joint venture with Ayalon Holdings, Inc. and Shield International to provide title insurance and real-estate related products and services in Israel. We acquired key agents in Arizona, New Mexico, Puerto Rico, and the state of Washington. We formed two new business divisions, one, a division of LandAmerica Information Company, will focus on the very specific title needs of the wireless communications industry. The other, a division of LandAmerica OneStop, will address the highly detailed, comprehensive data needs of home inspection.

CAPITAL MANAGEMENT

In 2001; cash flow from operations was $140.5 million, a strong position that in December led our Board of Directors to approve a stock repurchase for up to 1.25 million shares, or 7%, of our outstanding common stock in twelve months. We allocated $25 million to the stock repurchase and have planned an aggressive acquisition program for the year 2002.


SHAREHOLDERS' EQUITY
Year End 1992-2001
($ in millions)
$144.0
$201.2
$203.3
$238.4
$262.2
$292.4
$771.2
$730.7
$664.1
$727.5
1992
1993
1994
1995
1996
1997
1998
Acquisition
1999
2000
2001

LOOKING BACK, LOOKING FORWARD

When we look back over the last ten years, we are proud of the many accomplishments that have provided strength to our company, opportunities for our employees, and value to our shareholders. We have listed some of our ten-year business highlights on page 1.

Also during these years, we have appreciated the dedicated service and contribution made to our

Board of Directors by Mr. James Ermer, who retired from our Board on February 20, 2002. His wise counsel, sound judgment, and business experience have been extremely valuable in the growth and development of LandAmerica. We thank him, and wish him well.

As a major player in today's title industry, and as an innovator and influencer in the future of the real estate transaction, LandAmerica is finding its place as one of this nation's truly great organizations. Looking ahead into 2002 and even further into the future, LandAmerica is in the best position ever to expand and change our products and services to meet the demanding and rapidly changing needs of our customers.

To our shareholders, customers, partners, agents, and employees, we extend our sincere appreciation for your continued confidence, investment, and trust. Together, we will continue to do great things, and we look forward to sharing our success.

Sincerely,

CHARLES H. FOSTER, JR.
Chairman and Chief Executive Officer

JANET A. ALPERT
President

February 20, 2002


TOTAL ASSETS
Year End 1992-2001
($ in millions)
$363.7
$438.1
$453.1
$475.8
$521.0
$554.7
$1692.4
$1657.9
$1619.0
$1707.5
1992
1993
1994
1995
1996
1997
1998
Acquisition
1999
2000
2001

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Critical Accounting Policies and Estimates

This discussion and analysis of LandAmerica's financial condition and results of operations is based upon its consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company's significant accounting policies are disclosed in Note 1 to the accompanying financial statements. The Company believes that the following are the most critical of its accounting policies:

- **Revenue Recognition.** Premiums on title insurance written by the Company's employees are recognized as revenue when the Company is legally or contractually entitled to collect the premium. Premiums on insurance written by agents are generally recognized when reported by the agent and recorded on a "gross" versus "net" basis. Title search and escrow fees are recorded as revenue when an order is closed.

- **Policy and Contract Claims.** A provision for estimated future claims payments is recorded at the time policy revenue is recorded. Payment experience for the Company and the industry extends for more than 20 years after the issuance of a policy. Due to the length of time over which claim payments are made and regularly occurring changes in underlying economic conditions, these estimates are subject to variability. Loss provision rates are reviewed periodically and adjusted by management as experience develops or new information becomes known. In establishing loss provision rates, management considers historical experience, current economic conditions and the mix of business. Independent actuaries review the adequacy of reserve levels on an interim basis and certify to their adequacy on an annual basis.

- **Long-Lived Assets.** The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators of impairment are present, the Company estimates the future cash flows expected to be generated from the use of those assets and their eventual disposal. The Company would recognize an impairment loss if the future cash flows were less than the carrying amount.

- **Deferred Tax Asset.** The Company recorded net deferred tax assets at December 31, 2001 and 2000 related primarily to policy and contract claims, the write-off of intangibles (See Note 2 to Consolidated Financial Statements) and employee benefit plans. Based upon the Company's historical results of operations, the existing financial condition of the Company and management's assessment of all other available evidence, management believes that the benefit of these assets will more likely than not be realized. A valuation allowance is provided for deferred tax assets if it is more likely than not that some portion or all of these items will expire before the Company is able to realize their benefit.

- **Goodwill.** During the fourth quarter of 2000 the Company changed its method for assessing the recoverability of goodwill not associated with impaired assets from an undiscounted cash flow approach to a discounted cash flow approach and wrote off a portion of its recorded goodwill (See Note 2 to Consolidated Financial Statements). Prior to July 1, 2001, goodwill was subject to periodic amortization on a straight-line basis over its estimated life. Subsequent to December 31, 2001, goodwill is no longer subject to amortization. For fiscal years beginning after December 15, 2001 the carrying amount of goodwill is subject to impairment tests prescribed by the Financial Accounting Standards Board ("FASB") Statements of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets.

Overview

The Company's primary business is the provision of real estate transaction services, including the insurance of titles to real property which is greatly influenced by the real estate economy. During the three-year period from 1999 through 2001, the Company's title operations benefited from the execution of three distinct aspects of its business strategy. Operations were expanded through the acquisition of title insurance agents, expenses were tightly monitored and controlled and claims experience improved due to quality control efforts and an improved claims environment.

During 2000, the Company decided to place increased emphasis on other products and services related to real estate transactions. As a result, in October 2000, the Company acquired Primis, Inc., a web-based provider of real estate services. In 2001, the acceptance of Primus' technology by the Company's customer base proved to be much slower than anticipated, necessitating a fourth quarter non cash write-off of intangibles, including goodwill, acquired in the acquisition.

Revenues

The Company's operating revenues, consisting of premiums, title search, escrow and other fees, are dependent on overall levels of real estate and mortgage refinance activity, which are influenced by a number of factors including interest rates and the general state of the economy. In addition, the Company's revenues are affected by the Company's sales and marketing efforts and its strategic decisions based on the rate structure and claims environment in particular markets.

Premiums and fees are determined both by competition and by state regulation. Revenues from direct title operations are recognized at the time real estate transactions close, which is generally 60 to 90 days after the opening of a title order. Operating revenues from agents are recognized when the issuance of a policy is reported to the Company by an agent. This typically results in delays averaging 90 days from the closing of real estate transactions until the recognition of revenues from agents. As a result, there can be a significant lag between changes in general real estate activity and their impact on the portion of the Company's revenues attributable to agents.

In addition to the premiums and related fees, the Company earns investment income from its investment portfolio of primarily fixed-maturity securities. Investment income includes dividends and interest as well as realized capital gains or losses on the portfolio. The Company regularly reexamines its portfolio strategies in light of changing earnings or tax situations.

Factors Affecting Profit Margins and Pre-Tax Profits

The Company's profit margins are affected by several factors, including the volume of real estate and mortgage refinance activity, policy amount and the nature of real estate transactions. Volume is an important determinant of profitability because the Company, like any other real estate services company, has a significant level of fixed costs arising from personnel, occupancy costs and maintenance of title plants. Because premiums are based on the face amount of the policy, larger policies generate higher premiums although expenses of issuance do not necessarily increase in proportion to policy size. Cancellations affect profitability because costs incurred both in opening and in processing orders typically are not offset by fees. Commercial transactions tend to be more profitable than residential transactions.

The Company's largest expense is commissions paid to independent agents. The Company regularly reviews the profitability of its agents, adjusting commission levels or canceling certain agents where profitability objectives are not being met and expanding operations where acceptable levels of profitability are available. The Company continually monitors its expense ratio, which is the sum of salaries and employee benefits, agency commissions and other expenses (exclusive of interest, goodwill, exit and termination costs and write-off of intangibles) expressed as a percentage of operating revenues.

Claims

Generally, title insurance claim rates are lower than other types of insurance because title insurance policies insure against prior events affecting the quality of real estate titles, rather than against unforeseen, and therefore less predictable, future events. A provision is made for estimated future claim payments at the time revenue is recognized. Both the Company's experience and industry data indicate that claims activity occurs for more than 20 years after the policy is issued. Management considers historical claim payment patterns, current economic conditions and changes in the mix of business in setting its loss provision ratio. Independent actuaries review the adequacy of reserves on an interim basis and certify as to their adequacy on an annual basis. Management has continued to emphasize and strengthen claims prevention and product quality programs.

Seasonality

Historically, residential real estate activity has been generally slower in the winter, when fewer families buy or sell homes, with increased volumes in the spring and summer. Residential refinancing activity is generally more uniform throughout the seasons, but is subject to interest rate variability. The Company typically reports its lowest revenues in the first quarter, with revenues increasing into the second quarter and through the third quarter. The fourth quarter customarily may be as strong as the third quarter, depending on the level of activity in the commercial real estate market.

In the 1999 through 2001 period, the typical seasonality of the title insurance business was influenced by changes in the levels of refinancing activity. For additional information, see "Item 1 – Business – Cyclicality and Seasonality."

Contingencies

For a discussion of pending legal proceedings, see "Item 3 – Legal Proceedings."

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 2001, December 31, 2000 and December 31, 1999

Net Income

The Company reported net income of $60.3 million or $3.24 per share on a diluted basis for 2001 compared to a net loss of $80.8 million or $6.60 per share on a diluted basis in 2000 and net income of $54.3 million or $2.79 per share on a diluted basis in 1999. The years 2001 and 2000 were affected by one-time write-offs (discussed below) of intangibles and exit and termination costs. Exclusive of these items, net income was $94.2 million or $5.06 per diluted share in 2001 and $35.5 million or $1.94 per diluted share in 2000.

Operating Revenues

Operating revenues for 2001 were $2.1 billion compared to $1.8 billion in 2000 and $2.0 billion in 1999. The revenue increase in 2001 compared to 2000 was primarily the result of a drop in average annual mortgage interest rates from 8.1% to 7.0% which gave rise to a large volume of refinance transactions in 2001. Direct revenue increased 25.7% exclusive of the effect of the Primis acquisition while agency revenue increased 12.3% in 2001 compared to 2000. The smaller increase in agency revenue was the result of the industry's typical time lag in reporting business through independent agents. Orders opened in Company offices increased 57.0% from 680,000 in 2000 to 1,069,000 in 2001. Due to a higher interest rate environment during most of the year, the Company experienced lower revenue levels in 2000 than in 1999.

Investment Income

The Company reported pre-tax investment income of $51.0 million, $51.1 million and $48.0 million in 2001, 2000 and 1999, respectively. Excluding capital gains and losses, investment income was $50.8 million, $51.4 million and $49.6 million in 2001, 2000 and 1999, respectively. The Company's investment portfolio consists of primarily fixed maturity securities whose income includes dividends and interest as well as realized gains and losses.

Expenses

Operating Expenses. The Company's expense ratio was 90.5% in 2001 compared to 94.3% in 2000 and 92.2% in 1999. The expense ratio improved in 2001 compared to 2000 due to the fact that the Company was able to more efficiently utilize the level of fixed costs while closely controlling variable costs. This improvement was partially offset by weaker than expected results attributable to the Primis acquisition. The increase in the expense ratio in 2000 compared to 1999 was due to a significant decrease in revenue levels measured against costs that do not vary in direct proportion to revenue changes.

Exit and Termination Costs. Exit and termination costs on a pre-tax basis of approximately $1.7 million and $3.1 million were incurred in 2001 and 2000, respectively, in connection with the closing of seven Primis office locations in 2001 and, the Primis acquisition and the formation of a title plant management joint venture in 2000. No such costs were incurred in 1999.

Write-off of Intangibles. During the fourth quarter of 2001 the Company made a decision to scale back and write down prior investments in specific technology and appraisal business initiatives that resulted in two one-time charges. The first of these is a non-cash pre-tax charge of approximately $11.2 million resulting from the Company's decision to stop development of TitleQuest, its back office title production software. The second item is a one-time non-cash pre-tax charge of $40.2 million related to impairment of acquisition related intangibles that resulted from the Primis acquisition. The Primis acquisition experienced performance levels below forecast due to slower than anticipated acceptance of its technology by the Company's customer base.

In the fourth quarter of 2000, the Company elected to change its accounting policy for assessing the recoverability of goodwill from one based on undiscounted cash flows to one based on discounted cash flows. The Company believes that using the discounted cash flow approach to assess recoverability is a preferable policy as it is consistent with the methodology used by the Company to evaluate investment and acquisition decisions (See Note 2 to Consolidated Financial Statements). In connection with this change, the Company incurred a non-cash pre-tax charge of $172.5 million.

Salaries and Employee Benefits. Personnel-related expenses are a significant portion of total operating expenses in the title insurance industry. These expenses require intensive management through changing real estate cycles. As a percentage of gross revenues, salary and related expenses were 30.2%, 29.4% and 28.1% in 2001, 2000 and 1999, respectively. These percentages, exclusive of the Primis acquisition, were 28.5% and 29.2% in 2001 and 2000, respectively. Staffing levels, excluding these attributable to the Primis acquisition, were 7,755, 8,905 and 8,500 at December 31, 2001, 2000 and 1999, respectively.

Agents' Commissions. Commissions paid to title insurance agents are the largest single expense incurred by the Company. The commission rate varies by geographic area in which the commission was earned. Commissions as a percentage of agency revenue were 78.9% in 2001, 78.3% in 2000 and 77.8% in 1999. The trend of increasing commission rates is attributable to increased competition for agents and an increase in commission rates promulgated by states.

General, Administrative and Other Expenses. The most significant components of other expenses are outside costs of title production, rent for office space, communications, travel and taxes levied by states on premiums.

Provision for Policy and Contract Claims. The Company's claims experience has shown improvement in recent years. The loss ratio (the provision for policy and contract claims as a percentage of operating revenues) was 4.0%, 4.4% and 4.9% in 2001, 2000 and 1999, respectively. Claims paid as a percentage of operating revenues were 3.7%, 4.3% and 3.2% in 2001, 2000 and 1999, respectively.

Income Taxes

The Company pays U.S. federal and state income taxes based on laws in the jurisdictions in which it operates. The effective tax rates reflected in the income statement for 2001, 2000 and 1999 differ from the U.S. federal statutory rate principally due to non-taxable interest, dividend deductions, travel and entertainment and company-owned life insurance.

At December 31, 2001 the Company had recorded gross deferred tax assets of $155.4 million related primarily to policy and contract claims, intangibles and employee benefit plans. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefit, or that future deductibility is uncertain.

The Company did not record a valuation allowance at December 31, 2001. At December 31, 2000 and 1999, the Company recorded a valuation allowance of $1.7 million and $11.5 million, respectively, related to deferred tax assets created by the unrealized losses associated with the Company's investment portfolio. A valuation allowance associated with unrealized losses is necessary because there is no assurance that the capital losses will be offset by capital gains during the statutory carryback and carryforward periods, and, therefore, would expire.

The Company reassesses the realization of deferred assets quarterly and, if necessary, adjusts its valuation allowance accordingly.

Pending Accounting Changes

In June 2001, the FASB issued SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of $6.0 million ($0.32 per diluted share) per year.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144") which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt SFAS 144 as of January 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

Liquidity and Capital Resources

Cash provided by operating activities for the years ended December 31, 2001, 2000 and 1999 was $140.5 million, $82.6 million and $97.6 million, respectively. As of December 31, 2001, the Company held cash and invested cash of $168.8 million and fixed-maturity securities of $874.3 million.

In December 2001, the Board of Directors approved a program allocating $25.0 million to repurchase up to 1.25 million shares or 7% of the Company's outstanding stock over the following twelve months. The Company implemented this program in December 2001. Through February 2002, the Company had repurchased 52,400 shares.

In 1999, the Board of Directors approved plans to repurchase 2.0 million of the Company's issued and outstanding common shares. By December 31, 1999, the Company had repurchased 1.7 million of such shares at a cost of $43.4 million. The additional authorized repurchases of 0.3 million shares were completed in the first quarter of 2000 at a cost of $4.9 million. Repurchases were funded from available corporate funds.

During the first six months of 2001, 2.2 million shares of the Company's preferred stock were converted to 4.8 million shares of common stock. This conversion decreased the amount of preferred dividends paid by $7.7 million on an annual basis. The new common shares will require dividends of the same rate paid on all other outstanding common shares.

On August 31, 2001, the Company issued $150.0 million of senior notes through a private placement. The notes were divided into three series with $50.0 million due 2006 bearing interest at 7.16%, $50 million due 2008 bearing interest at 7.45% and $50 million due 2011 bearing interest at 7.88%. The proceeds of this private placement were used to repay outstanding debt under the Company's revolving credit facility.

In view of the historical ability of the Company to generate strong, positive cash flows, and the strong cash position and relatively conservative capitalization structure of the Company, management believes that the Company will have sufficient liquidity and adequate capital resources to meet both its short- and long-term capital needs. In addition, the Company has $94.5 million available under a credit facility which was unused at December 31, 2001.

Interest Rate Risk

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. For investment securities, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Actual cash flows could differ from the expected amounts.

The Company also has long-term debt of $208.6 million bearing interest at an average rate of 6.0% at December 31, 2001. A 0.25% change in the interest rate would affect income before income taxes by approximately $0.5 million annually.

INTEREST RATE SENSITIVITY

Principal Amount by Expected Maturity – Average Interest Rate (dollars in thousands)

	2002	2003	2004	2005	2006	2007 and After	Total	Fair Value
Assets:								
Taxable available-for-sale securities:								
Book value	$ 25,010	$ 39,925	$ 27,577	$ 49,969	$ 38,506	$ 314,990	$ 495,977	$ 503,237
Average yield	6.0%	5.9%	6.9%	6.8%	6.1%	6.4%	6.4%	
Non-taxable available-for-sale securities:								
Book value	6,717	16,828	18,524	34,542	28,267	210,838	315,716	321,343
Average yield	4.5%	5.0%	4.7%	4.3%	4.5%	4.9%	4.8%	
Preferred stock:								
Book value	—	—	—	—	—	53,661	53,661	49,690
Average yield	—	—	—	—	—	7.8%	7.8%	

Forward-Looking and Cautionary Statements

Certain information contained in this Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Among other things, these statements relate to the financial condition, results of operation and business of the Company. In addition, the Company and its representatives may from time to time make written or oral forward-looking statements, including statements contained in other filings with the Securities and Exchange Commission and in its reports to shareholders. These forward-looking statements are generally identified by phrases such as "the Company expects," "the Company believes" or words of similar import. These forward-looking statements involve certain risks and uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Further, any such statement is specifically qualified in its entirety by the following cautionary statements.

In connection with the title insurance industry in general, factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include the following: (i) the costs of producing title evidence are relatively high, whereas premium revenues are subject to regulatory and competitive restraints; (ii) real estate activity levels have historically been cyclical and are influenced by such factors as interest rates and the condition of the overall economy; (iii) the value of the Company's investment portfolio is subject to fluctuation based on similar factors; (iv) the title insurance industry may be exposed to substantial claims by large classes of claimants; and (v) the industry is regulated by state laws that require the maintenance of minimum levels of capital and surplus and that restrict the amount of dividends that may be paid by the Company's insurance subsidiaries without prior regulatory approval.

The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

The information set forth in the following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto.

SELECTED FINANCIAL DATA

YEARS ENDED DECEMBER 31 (In thousands of dollars except per common share amounts)

	2001	2000	1999	1998	1997
Revenues	$ 2,170,477	$ 1,802,405	$ 2,048,013	$ 1,848,870	$ 639,099
Net income	60,266 (2)	(80,766) (1)	54,317	93,028	26,157
Net income per common share	3.42	(6.60)	3.21	6.13	2.93
Net income per common share assuming dilution	3.24	(6.60)	2.79	5.05	2.84
Dividends per common share	0.20	0.20	0.20	0.20	0.20
Total assets	1,707,481	1,618,957	1,657,921	1,692,358	554,693
Shareholders' equity	727,493	644,100	730,703	771,189	292,404

(1) The net loss reported by the Company for the fiscal year ended December 31, 2000 resulted from a change in the Company's method of assessing the recoverability of goodwill (not associated with impaired assets) during the fourth quarter of 2000 which resulted in net of tax charges of $110,369. See Note 2 to the Consolidated Financial Statements.

(2) In the fourth quarter of 2001, the Company reassessed the carrying value of intangibles and capitalized software which resulted in net of tax charges to earnings of $32,893. See Note 15 to the Consolidated Financial Statements.

REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of LandAmerica Financial Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LandAmerica Financial Group, Inc. and subsidiaries at December 31, 2001, and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Richmond, Virginia
February 20, 2002

CONSOLIDATED BALANCE SHEETS

LandAmerica Financial Group, Inc. and Subsidiaries

DECEMBER 31 (In thousands of dollars)

ASSETS	**2001**	2000
INVESTMENTS (Note 3):		
Fixed maturities available-for-sale – at fair value (amortized cost: 2001 – $865,354; 2000 – $800,504)	**$ 874,270**	$ 796,842
Equity securities – at fair value (cost: 2000 – $4,285)	—	3,235
Mortgage loans (less allowance for doubtful accounts: 2001 – $176; 2000 – $139)	**1,536**	9,652
Invested cash	**133,185**	80,976
Total Investments	**1,008,991**	890,705
CASH	**35,585**	42,375
NOTES AND ACCOUNTS RECEIVABLE:		
Notes (less allowance for doubtful accounts: 2001 – $5,278; 2000 – $2,230)	**8,773**	11,011
Accounts receivable (less allowance for doubtful accounts: 2001 – $8,058; 2000 – $9,945)	**58,564**	36,857
Income tax recoverable	—	4,479
Total Notes and Accounts Receivable	**67,337**	52,347
PROPERTY AND EQUIPMENT – at cost (less accumulated depreciation and amortization: 2001 – $123,301; 2000 – $92,715)	**62,015**	61,599
TITLE PLANTS	**96,580**	91,609
GOODWILL (less accumulated amortization: 2001 – $37,588; 2000 – $32,072)	**190,702**	217,425
DEFERRED INCOME TAXES (Note 8)	**142,543**	139,006
OTHER ASSETS	**103,728**	123,891
Total Assets	**$ 1,707,481**	$ 1,618,957

DECEMBER 31 (In thousands of dollars)

LIABILITIES	**2001**	2000
POLICY AND CONTRACT CLAIMS (Note 4)	**$ 561,438**	$ 556,798
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	**187,308**	178,681
FEDERAL INCOME TAXES	**3,653**	—
NOTES PAYABLE (Note 12)	**208,595**	202,379
OTHER	**18,994**	16,999
Total Liabilities	**979,988**	954,857
COMMITMENTS AND CONTINGENCIES (Notes 11 and 13)		
SHAREHOLDERS' EQUITY (Notes 6 and 7)		
Preferred stock, no par value, authorized 5,000,000 shares, no shares of Series A Junior Participating Preferred Stock issued or outstanding; 2,200,000 shares of 7% Series B Cumulative Convertible Preferred Stock issued and outstanding in 2000	**—**	175,700
Common stock, no par value, 45,000,000 shares authorized, shares issued and outstanding: 2001 – 18,583,937; 2000 – 13,518,319	**521,795**	340,269
Accumulated other comprehensive loss	**(3,647)**	(4,712)
Retained earnings	**209,345**	152,843
Total Shareholders' Equity	**727,493**	664,100
Total Liabilities and Shareholders' Equity	**$ 1,707,481**	$ 1,618,957

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

LandAmerica Financial Group, Inc. and Subsidiaries

YEARS ENDED DECEMBER 31 (In thousands of dollars except per common share amounts)

	2001	2000	1999
REVENUES			
Title and other operating revenues:			
Direct operations	**$ 1,010,715**	$ 764,133	$ 853,989
Agency operations	**1,108,759**	987,137	1,146,025
	2,119,474	1,751,270	2,000,014
Investment income (Note 3)	**50,789**	51,406	49,578
Gain (loss) on sales of investments	**214**	(271)	(1,579)
	2,170,477	1,802,405	2,048,013
EXPENSES (Notes 2, 4, 10, 11 and 12)			
Salaries and employee benefits	**640,149**	515,329	561,744
Agents' commissions	**874,757**	772,939	891,928
Provision for policy and contract claims	**83,819**	76,889	97,014
Exit and termination costs	**1,685**	3,079	—
Write-off of intangibles and capitalized software	**51,396**	177,774	—
Interest expense	**12,766**	13,614	12,068
General, administrative and other	**411,740**	370,918	400,389
	2,076,312	1,930,542	1,963,143
INCOME (LOSS) BEFORE INCOME TAXES	**94,165**	(128,137)	84,870
INCOME TAX EXPENSE (BENEFIT) (Note 8)			
Current	**35,245**	8,871	24,317
Deferred	**(1,346)**	(56,242)	6,236
	33,899	(47,371)	30,553
NET INCOME (LOSS)	**60,266**	(80,766)	54,317
DIVIDENDS – PREFERRED STOCK	**(145)**	(7,700)	(7,700)
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	**$ 60,121**	$ (88,466)	$ 46,617
NET INCOME (LOSS) PER COMMON SHARE	**$ 3.42**	$ (6.60)	$ 3.21
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	**17,574**	13,397	14,532
NET INCOME (LOSS) PER COMMON SHARE ASSUMING DILUTION	**$ 3.24**	$ (6.60)	$ 2.79
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING ASSUMING DILUTION	**18,617**	13,397	19,503

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

LandAmerica Financial Group, Inc. and Subsidiaries

YEARS ENDED DECEMBER 31 (In thousands of dollars)

	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ 60,266	$ (80,766)	$ 54,317
Depreciation and amortization	34,640	35,818	35,463
Amortization of bond premium	2,942	1,992	1,773
Write-off of intangibles and capitalized software (Note 2)	51,396	177,774	—
Realized investment (gains) losses	(214)	271	1,579
Deferred income tax	(1,346)	(56,242)	6,236
Change in assets and liabilities, net of businesses acquired:			
Notes receivable	2,238	1,690	(5,361)
Premiums receivable	(21,707)	(1,181)	25,661
Income taxes receivable/payable	8,132	(223)	(5,097)
Policy and contract claims	4,640	2,348	32,556
Accounts payable and accrued expenses	(6,125)	13,816	(31,044)
Other	5,603	(8,581)	(11,326)
Net cash provided by operating activities	140,465	86,716	104,757
Cash flows from investing activities:			
Purchase of property and equipment, net	(35,439)	(14,117)	(62,711)
Proceeds from sale-leaseback of furniture and equipment (Note 10)	10,000	5,996	24,932
Purchase of business, net of cash acquired (Note 14)	(16,540)	(48,230)	(11,570)
Change in cash surrender value of life insurance	(1,975)	(4,096)	(7,158)
Cost of investments acquired:			
Fixed maturities – available-for-sale	(379,619)	(263,837)	(553,945)
Equity securities	—	(1,008)	—
Proceeds from investment sales or maturities:			
Fixed maturities – available-for-sale	312,133	225,686	542,453
Equity securities	—	—	150
Change in mortgage loans	8,116	(2,528)	4,489
Net cash used in investing activities	(103,324)	(102,134)	(63,360)
Cash flows from financing activities:			
Proceeds from the exercise of options	5,923	3,037	2,712
Cost of common shares repurchased	(97)	(4,906)	(43,402)
Dividends paid	(3,764)	(10,391)	(10,611)
Proceeds from issuance of notes payable	160,322	—	—
Payments on notes payable	(154,106)	(12,955)	(139)
Net cash provided by (used in) financing activities	8,278	(25,215)	(51,440)
Net increase (decrease) in cash and invested cash	45,419	(40,633)	(10,043)
Cash and invested cash at beginning of year	123,351	163,984	174,027
Cash and invested cash at end of year	$ 168,770	$ 123,351	$ 163,984

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

LandAmerica Financial Group, Inc. and Subsidiaries

YEARS ENDED DECEMBER 31 (In thousands of dollars except per common share amounts)

	Preferred Stock Shares	Preferred Stock Amounts	Common Stock Shares	Common Stock Amounts	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholders' Equity
BALANCE – December 31, 1998	2,200,000	$ 175,700	15,294,572	$ 382,828	$ 12,367	$ 200,294	$ 771,189
Comprehensive income:							
Net income	—	—	—	—	—	54,317	54,317
Other comprehensive income, net of tax $6,659							
Net unrealized losses on securities (Note 6)	—	—	—	—	(43,502)	—	(43,502)
							10,815
Common stock retired	—	—	(1,712,700)	(43,402)	—	—	(43,402)
Stock options and incentive plans	—	—	98,549	2,712	—	—	2,712
Preferred dividends (7%)	—	—	—	—	—	(7,700)	(7,700)
Common dividends ($0.20/share)	—	—	—	—	—	(2,911)	(2,911)
BALANCE – December 31, 1999	2,200,000	175,700	13,680,421	342,138	(31,135)	244,000	730,703
Comprehensive income:							
Net loss	—	—	—	—	—	(80,766)	(80,766)
Other comprehensive income							
Net unrealized gains on securities (Note 6)	—	—	—	—	26,423	—	26,423
							(54,343)
Common stock retired	—	—	(287,300)	(4,906)	—	—	(4,906)
Stock options and incentive plans	—	—	125,198	3,037	—	—	3,037
Preferred dividends (7%)	—	—	—	—	—	(7,700)	(7,700)
Common dividends ($0.20/share)	—	—	—	—	—	(2,691)	(2,691)
BALANCE – December 31, 2000	2,200,000	175,700	13,518,319	340,269	(4,712)	152,843	664,100
Comprehensive income:							
Net income	—	—	—	—	—	60,266	60,266
Other comprehensive income, net of tax $(2,191)							
Net unrealized gains on securities (Note 6)	—	—	—	—	10,507	—	10,507
Minimum pension liability adjustment (Note 10)	—	—	—	—	(9,442)	—	(9,442)
							61,331
Common stock retired	—	—	(3,600)	(97)	—	—	(97)
Stock options and incentive plans	—	—	244,659	5,923	—	—	5,923
Preferred stock conversion	(2,200,000)	(175,700)	4,824,559	175,700	—	—	—
Preferred dividends (7%)	—	—	—	—	—	(145)	(145)
Common dividends ($0.20/share)	—	—	—	—	—	(3,619)	(3,619)
BALANCE – December 31, 2001	—	$ —	18,583,937	$ 521,795	$ (3,647)	$ 209,345	$ 727,493

See Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of LandAmerica Financial Group, Inc. (the "Company") and its wholly owned subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States which differ from statutory accounting practices prescribed or permitted by regulatory authorities for the insurance company subsidiaries.

Organization

The Company is engaged principally in the title insurance business. Title insurance policies are insured statements of the condition of title to real property, showing ownership as indicated by public records, as well as outstanding liens, encumbrances and other matters of record and certain other matters not of public record. The Company's business results from commercial real estate activity, resales and refinancings of residential real estate and construction and sale of new housing. The Company conducts its business on a national basis through a network of branch and agency offices with approximately 47% of consolidated title revenues generated in the states of Texas, Florida, California, Michigan and Pennsylvania. The Company manages its business and reports its financial information as one segment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts and operations, after intercompany eliminations, of LandAmerica Financial Group, Inc., and its wholly owned subsidiaries, principally Commonwealth Land Title Insurance Company, Lawyers Title Insurance Corporation and Transnation Title Insurance Company.

Investments

The Company records its fixed-maturity investments which are classified as available-for-sale at fair value and reports the change in the unrealized appreciation and depreciation as a separate component of shareholders' equity. The amortized cost of fixed-maturity investments classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts. That amortization or accretion is included in net investment income.

Realized gains and losses on sales of investments, and declines in value considered to be other than temporary, are recognized in operations on the specific identification basis.

For the mortgage-backed bond portion of the fixed maturity securities portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. That adjustment is included in net investment income.

Title Plants

Title plants consist of title records relating to a particular region and are generally stated at cost. Expenses associated with current maintenance, such as salaries and supplies, are charged to expense in the year incurred. The costs of acquired title plants and the building of new title plants, prior to the time that a plant is put into operation, are capitalized. Properly maintained title plants are not amortized because there is no indication of diminution in their value.

Goodwill

The excess of cost over fair value of net assets of businesses acquired before July 1, 2001 (goodwill) is amortized on a straight-line basis over its estimated useful life, principally over a forty year period. As more fully described in Note 2, during the fourth quarter of 2000 the Company changed its method for assessing the recoverability of goodwill not associated with impaired assets from an undiscounted cash flow approach to a discounted cash flow approach. See Note 17 for treatment of goodwill acquired after July 1, 2001 and impairment assessment in future periods.

Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators of impairment are present, the Company estimates the future cash flows expected to be generated from the use of those assets and their eventual disposal. The Company would recognize an impairment loss if the future cash flows were less than the carrying amount.

Depreciation

Property and equipment is recorded at cost less accumulated depreciation and is depreciated principally on the straight-line method over the useful lives of the various assets, which range from three to 40 years.

Revenue Recognition

Premiums on title insurance written by the Company's employees are recognized as revenue when the Company is legally or contractually entitled to collect the premium. Premiums on insurance written by agents are generally recognized when reported by the agent and recorded on a "gross" versus "net" basis. Title search and escrow fees are recorded as revenue when an order is closed.

Policy and Contract Claims

Liabilities for estimated losses and loss adjustment expenses represent the estimated ultimate net cost of all reported and unreported losses incurred through December 31, 2001. The reserves for unpaid losses and loss adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in loss severity and frequency. Title insurance reserve estimates are subject to a significant degree of inherent variability due to the effects of external factors such as general economic conditions. Although management believes that the reserve for policy and contract claims is reasonable, it is possible that the Company's actual incurred policy and contract claims will not conform to the assumptions inherent in the determination of these reserves. Accordingly, the ultimate settlement of policy and contract claims may vary significantly from the estimates included in the Company's financial statements. Management believes that the reserves for losses and loss adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

Income Taxes

Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Future tax benefits are recognized to the extent that realization of such benefits are more likely than not.

Escrow and Trust Deposits
As a service to its customers, the Company administers escrow and trust deposits which amounted to approximately $1,258,209 and $1,193,807 at December 31, 2001 and 2000, respectively, representing undisbursed amounts received for settlements of mortgage loans and indemnities against specific title risks. These funds are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets.

Like Kind Exchanges
Through several non-insurance subsidiaries the Company facilitates tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code. Acting as a qualified intermediary, the Company holds the proceeds from sales transactions until a qualifying acquisition occurs, thereby assisting its customers in deferring the recognition of taxable income. At December 31, 2001 and 2000, the Company was holding $261,786 and $496,259, respectively, of such proceeds which are not considered assets of the Company and are, therefore, excluded from the accompanying consolidated balance sheets. The Company also facilitates tax-deferred property exchanges for customers pursuant to Revenue Procedure 2000-37, so-called "reverse exchanges." These reverse exchanges require the Company to take title to the customer's property until a qualifying acquisition occurs. Through these reverse exchanges the Company buys property on behalf of customers using funds provided by the customers or from loans arranged by the customer. The Company does not record these reverse exchanges which amounted to $83,895 at December 31, 2001, on its financial statements.

Statement of Cash Flows
For purposes of the statement of cash flows, invested cash is considered a cash equivalent. Invested cash includes all highly liquid investments with a maturity of three months or less when purchased.

Fair Values of Financial Instruments
The carrying amounts reported in the balance sheet for cash and invested cash, short-term investments, premiums receivable, preferred stock and certain other assets approximate those assets' fair values. Fair values for investment securities are based on quoted market prices. The carrying value of the Company's fixed-rate portion of long-term debt approximates fair value and is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The remaining portion of the Company's long-term debt approximates fair value since the interest rate is variable. The Company has no other material financial instruments.

Stock Based Compensation
The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and accordingly, recognizes no compensation expense for the stock option grants.

2. Change in Accounting for Goodwill

During the fourth quarter of 2000, the Company elected to change its method for assessing the recoverability of goodwill (not associated with impaired assets) from one based on undiscounted cash flows to one based on discounted cash flows. The Company believes that using the discounted cash flow approach to assess the recoverability of goodwill is a preferable policy because it is consistent with the methodology used by the Company to evaluate investment decisions and provides a more current and realistic valuation than the undiscounted approach. The discount rate used in determining discounted cash flows was a rate corresponding to the Company's cost of capital.

The Company's new accounting policy for assessing the recoverability of goodwill is as follows:

The Company evaluates the recoverability of goodwill by estimating the future discounted cash flows of the businesses to which the goodwill relates. Estimated cash flows are determined by disaggregating the Company's business to an operational and organizational level for which meaningful identifiable cash flows can be determined. When estimated future discounted cash flows are less than the carrying amount of the net assets (tangible and identifiable intangible) and related goodwill, impairment losses of goodwill are charged to operations. Impairment losses, limited to the carrying amount of goodwill, represent the sum of the carrying amount of the net assets (tangible and identifiable intangible) and goodwill in excess of the discounted cash flows of the business being evaluated. In determining the estimated future cash flows, the Company considers current and projected future levels of income as well as business trends, prospects and market and economic conditions. Prior to the fourth quarter of 2000, the assessment of recoverability and measurement of impairment of goodwill was based on undiscounted cash flows.

This change represents a change in accounting principle, which is indistinguishable from a change in estimate. As a result of the change to a discounted cash flow methodology, the Company recorded a non-cash write-down of goodwill of $172,451 net of deferred taxes of $62,082 or $8.24 per common share after taxes in the fourth quarter of 2000.

3. Investments

The amortized cost and estimated fair value of investments in fixed maturities at December 31, 2001, and 2000 were as follows:

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 61,962	$ 2,814	$ 68	$ 64,708
Obligations of states and political subdivisions	312,507	7,151	1,576	318,082
Fixed maturities issued by foreign governments	2,504	1	689	1,816
Public utilities	69,729	1,314	3,020	68,023
Corporate securities	256,099	7,409	1,842	261,666
Mortgage-backed securities	108,892	2,403	1,010	110,285
Preferred stock	53,661	571	4,542	49,690
Fixed maturities available-for-sale	$ 865,354	$ 21,663	$ 12,747	$ 874,270

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 68,730	$ 2,563	$ 352	$ 70,941
Obligations of states and political subdivisions	272,946	5,257	1,518	276,685
Fixed maturities issued by foreign governments	1,878	28	5	1,901
Public utilities	93,100	722	4,690	89,132
Corporate securities	216,699	2,962	3,947	215,714
Mortgage-backed securities	89,053	1,322	1,357	89,018
Preferred stock	58,098	585	5,232	53,451
Fixed maturities available-for-sale	$ 800,504	$ 13,439	$ 17,101	$ 796,842

The amortized cost and estimated fair value of fixed-maturity securities at December 31, 2001 by contractual maturity are shown at right. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 31,727	$ 32,246
Due after one year through five years	254,135	261,794
Due after five years through ten years	241,833	246,233
Due after ten years	228,767	223,712
Mortgage-backed securities	108,892	110,285
	$ 865,354	$ 874,270

Earnings on investments and net realized gains (losses) for the three years ended December 31, follow:

	2001	2000	1999
Fixed maturities	**$ 48,981**	$ 48,618	$ 45,507
Equity securities	**—**	12	25
Invested cash and other short-term investments	**3,102**	4,006	5,334
Mortgage loans	**107**	79	356
Net realized gains (losses)	**214**	(271)	(1,579)
Total investment income	**52,404**	52,444	49,643
Investment expenses	**(1,401)**	(1,309)	(1,644)
Net investment income	**$ 51,003**	$ 51,135	$ 47,999

Realized and unrealized gains (losses) representing the change in difference between fair value and cost (principally amortized cost for fixed maturities) on fixed maturities and equity securities for the three years ended December 31, are summarized below:

	Realized	Change in Unrealized
2001		
Fixed maturities	**$ 289**	**$ 12,578**
Equity securities	**(75)**	**1,050**
	$ 214	**$ 13,628**
2000		
Fixed maturities	$ (271)	$ 26,002
Equity securities	—	421
	$ (271)	$ 26,423
1999		
Fixed maturities	$ (1,497)	$ (47,912)
Equity securities	(82)	(2,249)
	$ (1,579)	$ (50,161)

Proceeds from sales of investments in fixed maturities, net of calls or maturities during 2001, 2000 and 1999 were $273,798, $195,385 and $522,212, respectively. Gross gains of $4,191, $1,908 and $2,646 in 2001, 2000 and 1999, respectively, and gross losses of $3,378, $2,039 and $4,321 in 2001, 2000 and 1999, respectively, were realized on those sales.

Proceeds from sales of investments in equity securities during 2001, 2000 and 1999 were $0, $0 and $285, respectively. There were no gross gains in 2001, 2000 or 1999 and gross losses of $0, $0 and $82 in 2001, 2000 and 1999, respectively, were realized on those sales.

4. Policy and Contract Claims

Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

	2001	2000	1999
Balance at January 1	$ 556,798	$ 554,450	$ 521,894
Incurred related to:			
Current year	114,173	73,313	105,163
Prior years	(30,354)	3,576	(8,149)
Total incurred	83,819	76,889	97,014
Paid related to:			
Current year	6,651	8,980	8,959
Prior years	72,528	65,561	55,499
Total paid	79,179	74,541	64,458
Balance at December 31	$ 561,438	$ 556,798	$ 554,450

The favorable development on prior year loss reserves during 2001 and 1999 was attributable to lower than expected payment levels on recent issue years which included a high proportion of refinance business.

5. Reinsurance

The Company cedes and assumes title policy risks to and from other insurance companies in order to limit and diversify its risk. The Company cedes insurance on risks in excess of certain underwriting limits which provides for recovery of a portion of losses. The Company remains contingently liable to the extent that reinsuring companies cannot meet their obligations under reinsurance agreements.

The Company has not paid or recovered any reinsured losses during the three years ended December 31, 2001. The total amount of premiums for assumed and ceded risks was less than 1% of title premiums in each of the last three years.

6. Shareholders' Equity

Rights Agreement

The Company has issued one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Each Right entitles the holder to purchase, upon certain triggering events, shares of the Company's Series A Junior Participating Preferred Stock ("Junior Preferred Stock") or Common Stock or other securities, as set forth in the Rights Agreement, as amended, between the Company and State Street Bank and Trust Company, the parent company of the Company's transfer agent. Generally, the Rights will become exercisable if a person or group acquires or announces a tender offer for 20% or more of the outstanding shares of Common Stock. Under certain circumstances, the Board of Directors may reduce this threshold percentage to not less than 10%.

If a person or group acquires the threshold percentage of Common Stock described above, each Right will entitle the holder, other than such acquiring person or group, to purchase one one-hundredth of a share of Junior Preferred Stock at an exercise price of $85, subject to certain adjustments. The Junior Preferred Stock has dividend, liquidation and voting rights that are intended to equate the value of one one-hundredth interest in a share of Junior Preferred Stock with the value of one share of Common Stock. As an alternative to purchasing shares of Junior Preferred Stock, if a person or group acquires the threshold percentage of Common Stock, each Right will entitle the holder, other than such acquiring person or group, to buy, at the then current exercise price of the Right, shares of Common Stock having a total market value of twice the exercise price. In addition, the Company's Board of Directors may exchange each Right for one share of Common Stock. If the Company is acquired in a merger or other business combination, each Right will entitle the holder, other than such acquiring person or group, to purchase, at the then current exercise price of the Right, securities of the surviving company having a total market value equal to twice the exercise price of the Rights.

The Rights will expire on August 20, 2007, and may be redeemed by the Company at a price of one cent per Right at any time before they become exercisable. Until the Rights become exercisable, they are evidenced by the Common Stock certificates and are transferred with and only with such certificates.

Stock Options

The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided under Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Under the Company's 1991 Stock Incentive Plan, as amended (the "1991 Plan"), officers, directors and key employees of the Company and its subsidiaries were eligible to receive grants and/or awards of Common Stock, restricted stock, phantom stock, incentive stock options, non-qualified stock options and stock appreciation rights. The 1991 Plan expired as to new grants or awards October 31, 2000;

however, grants and awards made prior to expiration of the 1991 Plan remain subject to the 1991 Plan and the applicable provisions of the grant or award. As of October 31, 2000, the Company had made grants or awards covering 1,509,480 shares of Common Stock under the 1991 Plan.

Pursuant to the 1992 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"), each non-employee director was eligible to receive an option grant to purchase 1,500 shares of Common Stock on the first business day following the annual meeting of shareholders. Up to 60,000 shares of Common Stock were available for issuance under the Directors' Plan, and as of May 21, 1997, the Company had granted options covering all 60,000 shares. Stock option grants to non-employee directors from 1998 to 2000 were made under the 1991 Plan. Beginning on June 17, 1998, annual stock option grants to non-employee directors were increased from 1,500 to 2,000 shares of Common Stock.

The Company has adopted the 2000 Stock Incentive Plan, as amended (the "2000 Plan"), which provides for grants and/or awards of Common Stock, restricted stock, stock options, stock appreciation rights and phantom stock to officers, directors, employees, agents, consultants and advisors of the Company and its subsidiaries, as determined in the discretion of the Compensation Committee of the Board of Directors. The maximum number of shares of Common Stock authorized for issuance under the 2000 Plan is 3,000,000, subject to adjustment as described in the 2000 Plan.

All options which have been granted under the 1991 Plan, the 2000 Plan and the Directors' Plan are non-qualified stock options with an exercise price equal to the fair market value of a share of Common Stock on the date of grant. Options granted in 1992 under the Incentive Plan and all options granted under the Directors' Plan expire ten years from the date of grant. All other options which have been granted under the 1991 Plan and 2000 Plan expire seven years from the date of grant. Options generally vest ratably over a four-year period. At December 31, 2001, there were 2,178,968 shares available for future grant under the 2000 Plan.

Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2001: risk-free interest rate of 4.75%, dividend yield of 0.65%, volatility factor of the expected market price of the Company's Common Stock of .505 and a weighted-average expected life of the options of approximately four years.

The Black-Scholes option valuation method was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

	2001	2000	1999
Pro forma net income (loss)	**$ 57,741**	$ (82,215)	$ 53,244
Pro forma net income (loss) available to common shareholders	**57,596**	(89,915)	45,544
Pro forma net income (loss) per common share	**3.28**	(6.71)	3.13
Pro forma net income (loss) per common share assuming dilution (Note 9)	**3.10**	(6.71)	2.73

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Options outstanding, December 31, 1998 (458,762 exercisable)	681,187	$ 19	
Granted	199,000	43	$ 13.05
Exercised	99,069	11	
Forfeited	18,000	44	
Options outstanding, December 31, 1999 (474,368 exercisable)	763,118	$ 25	
Granted	403,000	19	$ 8.33
Exercised	113,618	15	
Forfeited	10,500	19	
Options outstanding, December 31, 2000 (489,000 exercisable)	1,042,000	$ 24	
Granted	710,000	31	$ 12.56
Exercised	246,099	15	
Forfeited	12,000	45	
Options outstanding, December 31, 2001 (421,145 exercisable)	1,493,901	$ 29	

The following table summarizes information about stock options outstanding at December 31, 2001:

Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$ 7 – $19	299,938	4.34	$ 18	129,160	$ 17
20 – 22	235,963	4.48	21	123,235	21
27 – 27	352,000	6.97	27	—	—
28 – 29	32,000	8.51	28	32,000	28
37 – 54	574,000	5.29	40	136,750	45
$ 7 – $54	1,493,901	5.44	$ 29	421,145	$ 28

Savings and Stock Ownership Plan

The Company has registered 3,000,000 shares of Common Stock for use in connection with the LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan. Substantially all of the employees of the Company are eligible to participate in the Plan.

The Plan Trustee purchases shares on the open market to use in matching employee contributions. The level of contributions to the Plan is discretionary and set by the Board of Directors annually. The number of shares purchased and allocated to employees in 2001, 2000 and 1999 were 265,262, 238,993 and 313,167, respectively, at a cost of $8,223, $7,220 and $7,579, respectively.

Series B Preferred Stock

On February 27, 1998, the Company issued 2,200,000 shares of its 7% Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") to Reliance Insurance Company ("RIC") in connection with the acquisition of Commonwealth Land Title Insurance Company and Transnation Title Insurance Company (the "Acquisition"). The terms of the Series B Preferred Stock provided for the payment of quarterly cumulative cash dividends at an annual rate of 7% of the stated value of $50.00 per share, or $3.50 per share.

The Series B Preferred Stock was convertible at the option of the holder into shares of Common Stock at a conversion price of $22.80 per share of Common Stock (equivalent to a conversion ratio of approximately 2.193 shares of Common Stock for each share of Series B Preferred Stock or 4,824,561 shares of Common Stock in the aggregate), subject to adjustment as described in the terms of the Series B Preferred Stock. The Series B Preferred Stock was not convertible into shares of Common Stock by RIC and its affiliates until such time as RIC and its affiliates had sold, conveyed or transferred all of the 4,039,473 shares of Common Stock received by RIC from the Company in connection with the Acquisition.

In the first quarter of 2001, RIC sold all of the 4,039,473 shares of Common Stock acquired in connection with the Acquisition and an additional 4,460,561 shares of Common Stock acquired upon conversion of 2,034,017 shares of the Series B Preferred Stock. The sales were made in connection with an underwritten public offering. Following the sale of the shares, RIC owned 1 share of Common Stock and 165,983 shares of Series B Preferred Stock. In June 2001, RIC converted its remaining 165,983 shares of Preferred Stock into 363,997 shares of Common Stock. As a result, there are no outstanding shares of Series B Preferred Stock.

Comprehensive Income

The Company has elected to display comprehensive income in the statements of shareholders' equity, net of reclassification adjustments. Reclassification adjustments are made to avoid double counting in comprehensive income items that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income in that period or earlier periods.

A summary of unrealized gains (losses) and reclassification adjustments, net of tax, of available-for-sale securities for the years ended December 31, 2001, 2000 and 1999 follows:

	2001	2000	1999
Unrealized holding gains (losses) arising during the period	**$ 10,175**	$ 26,750	$(26,838)
Reclassification adjustment for gains (losses) previously included in other comprehensive income (net of tax (benefit) expense of $(186) – 2001; $(706) – 2000 and $3,020 – 1999)	**(332)**	(1,369)	5,144
Adjustment for valuation allowance for deferred tax	—	1,696	11,520
Net unrealized holding gains (losses) arising during the period	**$ 10,507**	$ 26,423	$(43,502)

7. Statutory Financial Condition and Results of Operations

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States which differ in some respects from statutory accounting practices prescribed or permitted in the preparation of financial statements for submission to insurance regulatory authorities. Combined statutory equity of the Company's insurance subsidiaries was $451,155 and $358,562 at December 31, 2001 and 2000, respectively. The difference between statutory equity and equity determined on the basis of accounting principles generally accepted in the United States is primarily due to differences between the provision for policy and contract claims included in the accompanying financial statements and the statutory unearned premium reserve, which is calculated in accordance with statutory requirements, and statutory regulations that preclude the recognition of certain assets and limit the recognition of goodwill and deferred income tax assets. Combined statutory net income of the Company's primary insurance subsidiaries was $79,309, $17,558 and $65,480 for the years ended December 31, 2001, 2000 and 1999, respectively.

In a number of states, the Company's insurance subsidiaries are subject to regulations which require minimum amounts of statutory equity and which require that the payment of any extraordinary dividends receive prior approval of the Insurance Commissioners of these states. An extraordinary dividend is generally defined by various statutes in the state of domicile of the subsidiary insurer. Under such statutory regulations, net assets of consolidated subsidiaries aggregating $59,655 is available for dividends, loans or advances to the Company during the year 2001.

In addition, the credit agreement with Bank of America (see Note 12) contains certain covenants which would limit future dividend payments by the Company. Management does not believe, however, that these restrictions will, in the foreseeable future, adversely affect the Company's ability to pay cash dividends at the current dividend rate.

In 1998, the National Association of Insurance Commissioners adopted codified statutory accounting principles ("Codification"). Codification has changed, to some extent, prescribed statutory accounting practices, and resulted in changes to the accounting practices that the Company's insurance subsidiaries use to prepare their statutory financial statements. Most states adopted Codification effective January 1, 2001 with varying degrees of modification. The combined statutory equity of the Company's insurance subsidiaries increased $4,686 due to the adoption of Codification on January 1, 2001.

8. Income Taxes

The Company files a consolidated federal income tax return with its subsidiaries. Significant components of the Company's deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax assets:		
Policy and contract claims	$ 63,369	$ 72,956
Pension liability	6,992	7,214
Employee benefit plans	21,090	18,356
Allowance for bad debts	4,864	3,838
Unrealized losses	—	1,696
Other intangible assets	57,307	48,804
Other	1,774	786
Total deferred tax assets	155,396	153,650
Valuation allowance for deferred tax assets	—	(1,696)
Net deferred tax assets	155,396	151,954
Deferred tax liabilities:		
Title plant basis differences	8,910	7,374
Capitalized system development costs	823	5,574
Unrealized gains	3,120	—
Total deferred tax liabilities	12,853	12,948
Net deferred tax asset	$ 142,543	$ 139,006

A valuation allowance will be established for any portion of a deferred tax asset that management believes may not be realized. At December 31, 2001 and 2000, the Company recorded a valuation allowance of $0 and $1,696, respectively, related to the deferred tax assets created by the unrealized losses associated with the Company's investment portfolio.

The provision for income tax differs from the amount of income tax determined by applying the U.S. statutory income tax rate (35%) to pre-tax income as a result of the following:

	2001	2000	1999
Tax expense (benefit) at federal statutory rate	$ 32,958	$ (44,848)	$ 29,705
Non-taxable interest	(4,452)	(3,651)	(3,302)
Dividend deductions	(795)	(863)	(883)
Company-owned life insurance	(654)	(1,176)	(612)
Meals and entertainment	3,421	3,200	2,200
State income taxes, net of federal benefit	1,135	(1,615)	655
Other, net	2,286	1,582	2,790
Income tax expense	$ 33,899	$ (47,371)	$ 30,553

Taxes paid were $25,979 in 2001, $10,400 in 2000 and $30,574 in 1999.

9. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

	2001	2000	1999
Numerator:			
Net income (loss) – numerator for diluted earnings per share	$ 60,266	$ (80,766)	$ 54,317
Less preferred dividends	(145)	(7,700)	(7,700)
Numerator for basic earnings per share	$ 60,121	$ (88,466)	$ 46,617
Denominator:			
Weighted average shares – denominator for basic earnings per share	17,574	13,397	14,532
Effect of dilutive securities:			
Assumed weighted average conversion of preferred stock	852	—	4,825
Employee stock options	191	—	146
Denominator for diluted earnings per share	18,617	13,397	19,503
Basic earnings per common share	$ 3.42	$ (6.60)	$ 3.21
Diluted earnings per common share	$ 3.24	$ (6.60)	$ 2.79

In accordance with accounting principles generally accepted in the United States, the effect of dilutive securities was excluded from the calculation of the diluted loss per common share for the year ended December 31, 2000, as such inclusion would result in antidilution.

10. Pensions and Other Postretirement Benefits

Prior to May 31, 2000, the Company sponsored two postretirement benefit plans that provide postretirement health care and life insurance benefits to employees hired by the Company before January 1, 2000. Effective June 1, 2000, the two benefit plans were combined. This change did not affect the plan participants or their coverage.

During 1998 the Company had two noncontributory defined benefit retirement plans. Effective January 1, 1999, the plans were merged and amended to change the pension benefit formula to a cash balance formula from the existing benefit calculation based on years of service and average earnings. Under the amended plan, each participant's account is credited annually with an amount equal to 2–5% of the participant's annual compensation based on the participant's age plus years of credited service. Additionally, each participant's account balance will be credited with interest based on the 10-year treasury bond rate published in November preceding the applicable plan year. Those participants in the plans on December 31, 1998, who meet the requirements for early retirement on that date, may elect to receive their retirement benefit under the applicable prior plan or formula.

	Pension Benefits 2001	Pension Benefits 2000	Other Benefits 2001	Other Benefits 2000
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 206,545**	$ 204,061	**$ 45,581**	$ 40,561
Service cost	**7,438**	7,277	**772**	1,131
Interest cost	**15,167**	14,576	**3,325**	3,194
Plan participants' contributions	**—**	—	**580**	453
Plan amendments	**—**	—	**—**	3,347
Actuarial loss (gain)	**6,315**	1,045	**(355)**	(62)
Benefits paid	**(20,908)**	(20,414)	**(3,682)**	(3,043)
Benefit obligation at end of year	**214,557**	206,545	**46,221**	45,581
Change in plan assets:				
Fair value of plan assets at beginning of year	**217,224**	198,797	**1,760**	1,842
Actual return on plan assets	**(21,762)**	33,525	**72**	181
Refund of plan assets	**—**	—	**(1,454)**	—
Company contributions	**19,336**	5,316	**2,686**	2,327
Plan participants' contributions	**—**	—	**580**	453
Benefits paid	**(20,908)**	(20,414)	**(3,644)**	(3,043)
Fair value of plan assets at end of year	**193,890**	217,224	**—**	1,760
Funded status of the plan (underfunded)	**(20,667)**	10,679	**(46,221)**	(43,821)
Unrecognized net actuarial loss (gain)	**28,229**	(17,263)	**(1,275)**	(2,355)
Unrecognized transition (asset) obligation	**—**	(10)	**12,909**	14,083
Unrecognized prior service cost	**(10,665)**	(12,507)	**2,590**	3,068
Contribution made between measurement date and year end	**—**	1,299	**—**	—
Minimum pension liability adjustment	**(14,752)**	—	**—**	—
Accrued benefit cost	**$ (17,855)**	$ (17,802)	**$ (31,997)**	$ (29,025)

	Pension Benefits 2001	Pension Benefits 2000	Other Benefits 2001	Other Benefits 2000
Weighted average assumptions as of December 31:				
Discount rate	**7.50%**	7.75%	**7.50%**	7.75%
Expected return on plan assets	**9.00%**	9.00%	**6.00%**	6.00%
Rate of compensation increase	**4.63%**	4.63%	**4.63%**	4.63%

	Pension Benefits 2001	Pension Benefits 2000	Pension Benefits 1999	Other Benefits 2001	Other Benefits 2000	Other Benefits 1999
Components of net periodic pension cost:						
Service cost	**$ 7,438**	$ 7,277	$ 7,183	**$ 771**	$ 1,131	$ 1,564
Interest cost	**15,167**	14,576	14,062	**3,325**	3,194	2,749
Expected return on plan assets	**(17,415)**	(16,773)	(15,875)	**(91)**	(96)	(121)
Amortization of unrecognized transition obligation or (asset)	**(10)**	(21)	(21)	**1,174**	1,174	1,174
Prior service cost recognized	**(1,842)**	(1,842)	(1,842)	**478**	279	—
Recognized (gains) losses	**—**	—	595	**—**	—	—
Net periodic benefit cost	**$ 3,338**	$ 3,217	$ 4,102	**$ 5,657**	$ 5,682	$ 5,366

The assumed health care cost trend rate used to measure the expected cost of covered health care benefits for the Company's plan was 7.50% for 2001 and 7.00% for 2002 and is assumed to decrease 0.50% per year until 2004, 0.25% per year until 2006 and remain level at 5.50% thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components in 2001	$ 96	$ (87)
Effect on postretirement benefit obligation as of 2001	$ 1,350	$ (1,231)

11. Lease Commitments

The Company conducts a major portion of its operations from leased office facilities under operating leases that expire over the next 10 years. Additionally, the Company leases data processing and other equipment under operating leases expiring over the next five years.

Following is a schedule of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2001.

2002	$ 49,845
2003	40,975
2004	27,637
2005	14,325
2006	7,127
Thereafter	5,678
	$ 145,587

Rent expense was $62,943, $58,989 and $53,069 for the years ended December 31, 2001, 2000 and 1999, respectively.

In December 2001, the Company entered into a sale-leaseback transaction, totaling $10,000 whereby the Company sold and leased back assets classified as furniture and equipment. These assets were leased back from the purchaser over periods of 5 and 7 years. The resulting lease is being accounted for as operating lease and the resulting gain of $171 is being amortized over the life of the lease. The lease requires the Company to pay customary operating and repair expenses and to observe certain covenants. This lease contains a renewal option at lease termination and a purchase option at an amount approximating fair market value at lease termination.

In December 2000, the Company entered into a sale-leaseback transaction, totaling $5,996 whereby the Company sold and leased back assets classified as furniture and equipment. These assets were leased back from the purchaser over periods of 5 and 7 years. The resulting lease is being accounted for as operating lease and the resulting gain of $212 is being amortized over the life of the lease. The lease requires the Company to pay customary operating and repair expenses and to observe certain covenants. This lease contains a renewal option at lease termination and a purchase option at an amount approximating fair market value at lease termination.

In December 1999, the Company entered into three sale-leaseback transactions, totaling $24,932 whereby the Company sold and leased back assets classified as furniture and equipment. These assets were leased back from the purchasers over periods of 7 and 8 years. The $895 is being amortized over the life of the lease. The leases require the Company to pay customary operating and repair expenses and to observe certain covenants. The leases contain renewal options at lease termination and purchase options at amounts approximating fair market value at lease termination.

Future scheduled minimum lease payments under the non-cancelable operating leases as of December 31, 2001 are as follows:

2002	$ 6,423
2003	6,423
2004	6,423
2005	6,423
2006	5,773
Thereafter	5,426
Total minimum lease payments	$ 36,891

12. Credit Arrangements

On November 7, 1997, the Company entered into a credit agreement with Bank of America, individually and as administrative agent for a syndicate of eleven other banks, pursuant to which a credit facility, in an aggregate principal amount of up to $237,500, was established. The credit facility is a six-year senior unsecured revolving credit facility which will terminate with all outstanding amounts being due and payable November 7, 2003, unless extended as provided in the credit agreement. At December 31, 2001, the amount due under the credit agreement was $55,500.

Interest accrues on the outstanding principal balance of the loans, at the Company's option, based upon (i) IBOR (reserve adjusted) for thirty, sixty, ninety or one hundred and eighty days plus a margin determined by the Company's debt to capitalization ratio, or (ii) Bank of America's Base Rate as defined in the credit agreement. In the event of any default, interest on the outstanding principal balance of the loans will accrue at a rate equal to Bank of America's Base Rate plus two percent (2.0%) per annum.

On August 31, 2001, the Company issued $150,000 of senior notes through a private placement managed by First Union Securities, Inc. and SunTrust Equitable Securities. The $150,000 was divided into three series with $50,000 due in 2006 and bearing interest at 7.16%; $50,000 due in 2008 and bearing interest at 7.45% and $50,000 due in 2011 and bearing interest at 7.88%.

The proceeds from the private placement were used to repay $150,000 of the debt under the bank revolving credit facility. The principal amount of the credit facility was reduced to $150,000 of which $94,500 was available at December 31, 2001.

Interest paid was $11,020, $13,255 and $11,955, in 2001, 2000 and 1999, respectively.

13. Pending Legal Proceedings

General

The Company and its subsidiaries are involved in certain litigation arising in the ordinary course of their businesses, some of which involve claims of substantial amounts. Although the ultimate outcome of these matters cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, the Company believes, based on current knowledge, that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

Litigation Not in the Ordinary Course of Business

The People of the State of California, the Controller of the State of California and the Insurance Commissioner of the State of California have filed a putative defendant class action suit in the Sacramento Superior Court against Fidelity National Title Insurance Company and others (Case No. 99AS02793) (the "Attorney General's Case"). While the subsidiaries of the Company that do business in California (the "Company's California Subsidiaries") were not named in the Attorney General's Case, they fall within the putative defendant class definition which includes virtually all title insurance underwriters, underwritten title companies, controlled escrow companies and independent escrow companies in California. The Attorney General's Case alleges that the defendants (i) failed to escheat unclaimed property to the Controller of the State of California on a timely basis, (ii) charged California home buyers and other escrow customers fees for services which were never performed, or which cost less than the amount charged, and (iii) devised and carried out schemes with financial institutions to receive interest, or monies in lieu of interest, on escrow funds deposited by defendants with financial institutions in demand deposits. The Attorney General's Case seeks injunctive relief, restitution and civil penalties. The Company has reached an agreement in principle to settle the claims made in the Attorney General's Case. The Company believes that if a final settlement materially consistent with the terms of the agreement in principle is consummated, such settlement would not have a material adverse effect upon the Company's financial condition.

On or about June 16, 2000, Norman E. Taylor, Connie S. Taylor, Lynne Thompson Jones-Brittle, Colin R. Callaghan and Miriam J. Callaghan (collectively, the "Plaintiffs") filed a putative class action suit (the "Taylor Suit") in the Superior Court of Los Angeles, California (Case No. BC 231917) against the Company, Commonwealth Land Title Insurance Company, Commonwealth Land Title Company, Lawyers Title Insurance Corporation and Lawyers Title Company (collectively, the "Defendants"). The Plaintiffs purport to represent a class defined in the First Amended Complaint dated November 20, 2000 (the "Amended Complaint") as "[a]ll persons or entities who, from 1980 to the present, incident to purchase, sale or refinancing of real property located in California, deposited funds in escrow accounts controlled by the Defendants and were not paid interest on their funds and/or were charged fees for services not rendered by Defendants or excessive fees for the services Defendants performed." The Plaintiffs allege in the Amended Complaint that the Defendants unlawfully (a) received interest, other credits or payments that served as the functional equivalent of interest, on customer escrow funds; (b) charged and retained fees for preparing and recording reconveyances that they did not prepare or record, and charged and retained excessive fees for other escrow-related services; and (c) swept or converted funds in escrow accounts based upon contrived charges prior to the time the funds escheated or should have escheated to the State of California pursuant to the Unclaimed Property Law. The Plaintiffs assert claims for relief against the Defendants based on (i) violation of California's Unfair Business Practices Act, California Business and Professions Code §§ 17200, et. seq.; (ii) violation of California's Deceptive, False and Misleading Advertising Act, California Business and Professions Code §§ 17500, et. seq.; (iii) violation of California's Consumer Legal Remedies Act, California Civil Code §§ 1750, et. seq.; (iv) breach of fiduciary duty; (v) breach of agents' duties to their principals; (vi) breach of undertaking of special duty; (vii) conversion; (viii) unjust enrichment; (ix) conspiracy; and (x) negligence. The Plaintiffs seek injunctive relief, restitution of improperly collected charges and interest and the imposition of an equitable constructive trust over such amounts, damages according to proof, punitive damages, costs and expenses, attorneys' fees, pre- and post-judgment interest and such other and further relief as the Court may deem necessary and proper. The Company intends to defend vigorously the Taylor Suit. The suit is still in its initial stages, and at this time no estimate of the amount or range of loss that could result from an unfavorable outcome can be made.

Commonwealth Land Title Company, a subsidiary of the Company, was served with a complaint in a putative class action suit filed on May 21, 2001 in the Superior Court of Los Angeles, California, Central District, styled Thomas Branick and Ardra Campbell v. First American Title, et al. (Case No. BC 250923). The complaint, which named "Commonwealth Title" and numerous other title companies and lenders as defendants, purported to allege causes of action for unfair competition (California Business and Professions Code §§ 17200, et. seq.) and unfair business practices (California Business and Professions Code §§ 1750, et. seq.). Although the complaint contained no specific allegations against "Commonwealth Title," it generally alleged that the named defendants improperly charged recordation and other fees. The complaint prayed for relief in the form of statutory penalties, restitution, injunctive relief, costs of suit and attorneys' fees. After the action was brought, amendments were filed naming Lawyers Title Company and Lawyers Title Insurance Corporation as defendants. Following a hearing on February 15, 2002, the court sustained defendants' demurrers dismissing the suit without leave to amend, based only on a misjoinder of parties. The plaintiffs could appeal this decision.

14. Acquisitions

On October 31, 2000, the Company acquired all of the outstanding shares of Primis, Inc. ("Primis"). Primis is a web based provider of property information and appraisal services. The acquisition has been accounted for by the Company using the "purchase" method of accounting. The assets and liabilities of Primis have been revalued to their respective fair market values. Total cost and goodwill recognized in all acquisitions made by the Company were $16,540 and $15,794 in 2001 and $51,049 and $54,266 in 2000.

On August 1, 2000, the Company entered into a joint venture agreement with The First American Corporation contributing certain assets of its wholly-owned subsidiary, Datatrace, creating Data Trace Information Services ("Data Trace"). The financial statements of the Company reflect Data Trace as an investment in affiliates, included in Other Assets on the balance sheet.

Pursuant to EITF 94-3, the Company has recorded exit and termination costs of $3,079 associated with these transactions, all of which were paid as of December 31, 2001. Costs incurred relate to exiting certain leases and license and maintenance agreements and to the termination of employees for which employee severance benefits have been accrued.

15. Impairment Charges

Due to continued performance levels below original forecasts, the Company reassessed the carrying value of intangibles associated with the Primis acquisition during the fourth quarter of 2001. The assessment of the recoverability of intangibles related to the acquisition was based upon an analysis of discounted cash flows. The discount rate used in determining discounted cash flows was a rate corresponding to the Company's cost of capital. As a result of this analysis, the carrying value of intangibles was written down. This charge amounted to $40,181 and is included under the caption "Write off of intangibles" in the Consolidated Statements of Operations.

During the third quarter of 2001 the Company determined that it would no longer pursue the development of TitleQuest, its back office title production software. The Company recorded a non-cash charge of approximately $11,215 in the fourth quarter of 2001 relating to the TitleQuest project and is included under the caption "Write off of intangibles" in the Consolidated Statements of Operations.

16. Unaudited Quarterly Financial Data

Selected quarterly financial information follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Premiums, title search, escrow and other	**$ 426,096**	**$ 541,126**	**$ 528,032**	**$ 624,220**
Net investment income	**12,509**	**12,496**	**13,049**	**12,949**
Income before income taxes	**10,376**	**44,555**	**29,295**	**9,939**
Net income	**6,641**	**28,515**	**18,750**	**6,360**
Net income per common share	**$ 0.43**	**$ 1.58**	**$ 1.02**	**$ 0.34**
Net income per common share – assuming dilution	**$ 0.36**	**$ 1.54**	**$ 1.01**	**$ 0.34**
2000				
Premiums, title search, escrow and other	$ 393,779	$ 454,203	$ 439,633	$ 463,653
Net investment income	12,860	12,377	12,763	13,136
Income (loss) before income taxes	(3,108)	26,875	11,867	(163,770)
Net income (loss)	(2,051)	17,736	7,832	(104,283)
Net income (loss) per common share	$ (0.30)	$ 1.18	$ 0.44	$ (7.88)
Net income (loss) per common share – assuming dilution	$ (0.30)	$ 0.97	$ 0.43	$ (7.88)

In the fourth quarter of 2000, the Company changed its method of assessing the recoverability of goodwill which resulted in a net charge to earnings of $110,369 (See Note 2). In the third and fourth quarters of 2001, the Company reassessed the carrying value of intangibles and capitalized software, which resulted in net charges to earnings of $32,893 (See Note 15).

17. Pending Accounting Changes

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of $6,016 ($0.32 per diluted share) per year.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations* for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt SFAS 144 as of January 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.


Janet A. Alpert


Theodore L. Chandler, Jr.


Michael Dinkins


James Ermer


Charles H. Foster, Jr.


John P. McCann


Robert F. Norfleet, Jr.


Robert T. Skunda


Julious P. Smith, Jr.


Thomas G. Snead, Jr.


Eugene P. Trani


Marshall B. Wishnack

Janet A. Alpert
President
LandAmerica Financial Group, Inc.
Richmond, Virginia

Theodore L. Chandler, Jr.
Senior Executive Vice-President
LandAmerica Financial Group, Inc.
Richmond, Virginia

Michael Dinkins
Chairman, President
and Chief Executive Officer
Access Worldwide
Communications, Inc.
Boca Raton, Florida

James Ermer
Retired Executive Vice-President
CSX Corporation
Richmond, Virginia

Charles H. Foster, Jr.
Chairman and Chief Executive Officer
LandAmerica Financial Group, Inc.
Richmond, Virginia

John P. McCann
Retired Chairman
and Chief Executive Officer
United Dominion Realty Trust, Inc.
Richmond, Virginia

Robert F. Norfleet, Jr.
Consultant to SunTrust Bank
Richmond, Virginia

Robert T. Skunda
President and Chief Executive Officer
Virginia Bio-Technology
Research Park
Richmond, Virginia

Julious P. Smith, Jr.
Chairman and Chief Executive Officer
Williams Mullen
Richmond, Virginia

Thomas G. Snead, Jr.
Chairman and Chief Executive Officer
Trigon Healthcare, Inc.
Richmond, Virginia

Eugene P. Trani
President
Virginia Commonwealth University
Richmond, Virginia

Marshall B. Wishnack
Retired Chairman
and Chief Executive Officer
Wheat First Union
Richmond, Virginia

LandAmerica Senior Officers

HEADQUARTERS

Charles H. Foster, Jr.
Chairman and Chief Executive Officer

Janet A. Alpert
President

Theodore L. Chandler
Senior Executive Vice-President

John M. Carter
Executive Vice-President – Law and Employee Relations

G. William Evans
Executive Vice-President – Chief Financial Officer

Russell W. Jordan III
Executive Vice-President - General Counsel and Secretary

Karen L. Schmidt
Executive Vice-President – Markets

Jeffrey C. Selby
Executive Vice-President – National Commercial Services

Jeffrey D. Vaughan
Executive Vice-President – Real Estate Services

Donald C. Weigel, Jr.
Executive Vice-President – Strategy Integration

Betty H. Ayers
Senior Vice-President – Corporate Services

John R. Blanchard
Senior Vice-President – Corporate Controller

Andrew S. Brownstein
Senior Vice-President – Strategic Transactions

H. Randolph Farmer
Senior Vice-President – Corporate Communications

Thomas R. Klein
Senior Vice-President – Affiliated Agents

Robert J. Palmer
Senior Vice-President – Chief Information Officer

Wm. Chadwick Perrine
Senior Vice-President – Corporate Counsel and Assistant Secretary

Ronald B. Ramos
Senior Vice-President – Treasurer

John P. Rapp
Senior Vice-President – Chief Underwriting Counsel

Hugh D. Reams, Jr.
Senior Vice-President – Chief Claims Counsel

Keith A. Reynolds
Senior Vice-President – Internal Audit

Christopher L. Rosati
Senior Vice-President – Operations Controller

Pamela K. Saylors
Senior Vice-President – National Commercial Services

Neil J. Singer
Senior Vice-President – E-strategy Integration

Ross B. Wagner
Senior Vice-President

Holly H. Wenger
Senior Vice-President – Corporate Counsel

FIELD EXECUTIVES

David W. Koshork
Executive Vice-President and Regional Manager
Seattle, Washington

John M. Obzud
Executive Vice-President and Regional Manager
Orlando, Florida

Stephen P. Veltri
Executive Vice-President and Regional Manager
Santa Ana, California

LANDAMERICA ONESTOP

Kenneth Astheimer
President and Chief Executive Officer
Alpharetta, Georgia

PRINCIPAL SUBSIDIARIES

Commonwealth Land Title Insurance Company
Lawyers Title Insurance Corporation
Transnation Title Insurance Company

Corporate Information

Auditors
Ernst & Young LLP
901 East Cary Street
Richmond, Virginia 23219

Transfer Agent
EquiServe Trust Company, N.A.
P. O. Box 43012
Providence, Rhode Island 02940-3012
800-633-4236

Counsel
Williams Mullen
2 James Center
Richmond, Virginia 23219

Shareholder Information

Investor Contact
G. William Evans
Executive Vice-President – Chief Financial Officer
Gateway One
101 Gateway Centre Parkway
Richmond, Virginia 23235
804-267-8114

New York Stock Exchange Symbol
LFG

Web Site
http://www.landam.com

Notice is given of LandAmerica's annual shareholders' meeting to be held at 9:00 a.m., Tuesday, May 21, 2002, The Commonwealth Club, 401 West Franklin Street, Richmond, Virginia 23219.

Additional copies of this annual report and copies of the Form 10-K filed with the Securities and Exchange Commission are available from the Corporate Communications Department, LandAmerica Financial Group, Inc., P.O. Box 27567, Richmond, Virginia 23261-7567.

Design: Raymond Geary & Associates, Inc.

LANDAMERICA

LandAmerica Financial Group, Inc.
Gateway One
101 Gateway Centre Parkway
Richmond, Virginia 23235

LAWCM-AR-02